EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the filing in this Annual Report on Form 40-F the year ended December 31, 2020 with the United States Securities and Exchange Commission of our report dated March 12, 2021, on the consolidated financial statements of TransGlobe Energy Corporation (the “Company”) for the year ended December 31, 2020.

We also consent to the incorporation by reference of such reports into the Company’s Registration Statement No. 333-170597 on Form S-8.

/s/ BDO Canada LLP

Chartered Professional Accountants

Calgary, Canada

March 12, 2021